  EXHIBIT 99.1

Montreal, Québec – May 5, 2022	TSX: NSR
NYSE: NSR

NOMAD ROYALTY COMPANY LTD. ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and NYSE: NSR) is pleased to announce that all of the nominees listed in its management information circular dated March 30, 2022 (the “Circular”) were re-elected as directors at the Company’s annual and special meeting of shareholders (the “Meeting”) held earlier today in a virtual format.

At the Meeting, a ballot was conducted for the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of Nomad, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Vincent Metcalfe	50,068,412	99.72	141,933	0.28
Joseph de la Plante	50,076,286	99.73	134,059	0.27
Robin Weisman	49,945,731	99.47	264,614	0.53
Susan Kudzman	50,201,360	99.98	8,985	0.02
Istvan Zollei	50,066,837	99.71	143,508	0.29
Gerardo Fernandez	50,196,143	99.97	14,202	0.03
Jamie Porter	50,204,154	99.99	6,191	0.01
Matthew Gollat	50,203,520	99.99	6,825	0.01

Director biographies are available under section “Proposed Nominees for Election as Directors” in the Company’s Circular.

At the Meeting, shareholders also reappointed PricewaterhouseCoopers LLP, a partnership of chartered professional accountants, as Nomad’s auditor, and adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under section “Executive Compensation” in the Company’s Circular.

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CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montréal (Québec) H3B 0G4	nomadroyalty.com

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